FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

May 26, 2006

         Commission File Number: 001-10579

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of registrant as specified in its charter)

TELECOMMUNICATIONS COMPANY OF CHILE

(Translation of registrant's name into English)

Avenida Providencia No. 111, Piso 22

Providencia, Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes        No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes        No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Compañía de Telecomunicaciones de Chile, S.A.

TABLE OF CONTENTS

Item

1.- Material Event regarding the Company's announcement to its shareholders of the dates of 2005 final dividend and capital decrease payments

Item 1.

Material Events of Compania de Telecomunicaciones de Chile S.A.

The Board of Directors of Compania de Telecomunicaciones de Chile S.A. (the "Company") celebrated on May 25, 2006, agreed to inform as a material event the following:

In compliance with what was agreed at the Company's shareholders' meetings of April 20, 2006, the Board has defined the dates of the following payments to shareholders:

  To pay, as of June 15, 2006 (record date in Chile June 8, 2006), the capital decrease that corresponds to Ch$41.99991 per share (this payment corresponds to a one time capital reduction amounting to Ch$40,200,513,570)
  To pay as of June 22, 2006 (record date in Chile June 16, 2006) the 2005 final dividend that corresponds to Ch$15.31054 per share (this final dividend, in addition to dividend No. 170, totaled 100% of net income for 2005)

Reported to the Chilean Securities and Exchange Commission on May 25, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 26, 2006

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.

By: /s/ Julio Covarrubias F.

Name: Julio Covarrubias F.

Title: Chief Financial Officer